HPEC, Inc.

Financial Statements

December 31, 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

HPEC, INC.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
HPEC, Inc.
Southampton, New York

We have reviewed the accompanying financial statements of HPEC, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from June 7, 2019 (inception) to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.



April 24, 2020
Glen Allen, Virginia

Certified Public
Accountants + Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T 804 747 0000 F 804 747 3632

www.keitercpa.com

HPEC, INC.

Balance Sheet
December 31, 2019

Assets

Current assets:		
Cash	$	106,329
Total assets	$	106,329

Liabilities and Stockholders' Equity

Current liabilities:		
Accounts payable	$	16
Advance from stockholder		2,827
Total current liabilities		2,843
Stockholders' equity:		
Common stock at $0.0001 par value; 200,000,000 shares authorized; 102,120,000 shares issued and outstanding		10,212
Additional paid-in capital		115,788
Accumulated deficit		(22,514)
Total stockholders' equity		103,486
Total liabilities and stockholders' equity	$	106,329

See report of independent accountants and accompanying notes to financial statements.

HPEC, INC.

Statement of Operations
For the period from June 7, 2019 (inception) to December 31, 2019

Revenue	$	-
Operating expenses		22,514
Net loss	$	(22,514)

HPEC, INC.

Statement of Changes in Stockholders' Equity
For the period from June 7, 2019 (inception) to December 31, 2019

| | Common Stock | | Additional | Accumulated | |
	Class A	Class B	Paid-in-Capital	Deficit	Total
Stockholders' equity balance, June 7, 2019	$ —	$ —	$ —	$ —	$ —
Issuance of stock	212	10,000	115,788	—	126,000
Net loss	—		—	(22,514)	(22,514)
Stockholders' equity balance, December 31, 2019	$ 212	$ 10,000	$ 115,788	$ (22,514)	$ 103,486

See report of independent accountants and accompanying notes to financial statements.

4

HPEC, INC.

Statement of Cash Flows
For the period from June 7, 2019 (inception) to December 31, 2019

Cash flows from operating activities:		
Net loss	$	(22,514)
Adjustments to reconcile net loss to net cash from operating activities:		
Change in operating assets and liabilities:		
Accounts payable		16
Net cash used in operating activities		(22,498)
Cash flows from financing activities:		
Advance from stockholder		2,827
Proceeds from issuance of stock		126,000
Net cash provided by financing activities		128,827
Net change in cash		106,329
Cash, beginning of period		-
Cash, end of period	$	106,329

1   **Summary of Significant Accounting Policies:**

Nature of Business: HPEC, Inc. (the "Company"), was incorporated on June 7, 2019 in the State of Delaware and is a technology company that is building a marketplace for healthcare professionals to share and sell their data and services.

Management's Plans: The Company's strategic plan for 2020 and beyond is focused on building and refining their technology and attracting and onboarding users to the platform, in order to later achieve revenue growth and profitability. These objectives will be attained by implementing a focused and strategic development and marketing plan, while simultaneously building the technology. The Company believes that by raising capital contributions it will be able to effectively execute on these goals.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

1. **Summary of Significant Accounting Policies, Continued:**

    Income Tax Uncertainties, Continued: Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

    Organizational Costs: The Company expenses organizational costs as incurred. Organizational costs totaled $22,514 for the period from June 7, 2019 (inception) to December 31, 2019.

    Subsequent Events: Management has evaluated subsequent events through April 24, 2020, the date the financial statements were available for issuance, and has determined that except as disclosed below, no additional disclosures are necessary.

    In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's financial statements is unknown at this time.

2. **Advance from Stockholder:**

    During 2019, a stockholder of the Company advanced funds to the Company to help fund working capital obligations. The advance does not bear interest and payments are due on the outstanding balance upon the Company having sufficient cash flow to make payments. The outstanding balance was $2,827 at December 31, 2019.

3. **Stockholders' Equity:**

    Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 400,000,000 shares of stock consisting of:

    Common stock: 200,000,000 shares with a $0.0001 par value per share. Common stock is issued in two classes, Class A and Class B. The voting, dividend, liquidation, and other rights of the holders of common stock are subject to and qualified by the rights of the holders of preferred stock. Class A common stock holders are entitled to one vote per share and Class B common stock holders are entitled to ten votes per share. At December 31, 2019, the Company had 2,120,000 and 100,000,000 shares of Class A and Class B common stock issued and outstanding, respectively.

    Preferred stock: 10,000,000 shares with a $0.0001 par value per share which may be issued in one or more series. The voting, dividend, liquidation, and other rights of the holders of preferred stock have preference over common stock and token stockholders. Peferred stock holders are entitled to one vote per share or a fraction or multiple of a vote per share. There was no preferred stock issued and outstanding at December 31, 2019.

3.   Stockholders' Equity, Continued:

Token stock: 190,000,000 shares of token stock with a $0.0001 par value per share which may be issued in one or more series. The voting, dividend, liquidation, and other rights of the holders of token stock are subject to and qualified by the rights of the holders of preferred stock. There was no token stock issued and outstanding at December 31, 2019.

4.   Income Taxes:

The Company has U.S. and state net operating loss carry forwards of approximately $750 at December 31, 2019, available to offset future taxable income in the U.S. which carry forward indefinitely until applied.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.